UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     January 1, 1997 TO
                                                March 31, 1997
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO and PSO. This report covers the period January 1, 1997 through March 31, 1997.

                             FIRST QUARTER 1997
                    SWEPCO RAIL CAR MAINTENANCE FACILITY
                               RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                   SWEPCO           PSO            TOTAL
           JANUARY                        375             37             412
           FEBRUARY                       280            149             429
           MARCH                          412            186             598
                               -----------------------------------------------

           TOTAL                        1,067            372           1,439
                               ===============================================

B. AMOUNT OF EXPENDITURES DETAIL   SWEPCO           PSO            TOTAL
      DIRECT LABOR -
           JANUARY                 $42,637.26      $6,107.17      $48,744.43
           FEBRUARY                 55,138.87      11,312.73       66,451.60
           MARCH                    51,079.53      10,018.37       61,097.90
                               -----------------------------------------------
           TOTAL                  $148,855.66     $27,438.27     $176,293.93
                               ===============================================

      DIRECT MATERIAL -
           JANUARY                $256,689.36     $38,038.89     $294,728.25
           FEBRUARY                329,494.98      84,062.66      413,557.64
           MARCH                   279,957.30      37,417.38      317,374.68
                               -----------------------------------------------
           TOTAL                  $866,141.64    $159,518.93   $1,025,660.57
                               ===============================================

      OTHER DIRECT EXPENSES -
           JANUARY                ($72,621.40)   ($38,420.98)   ($111,042.38)
           FEBRUARY               (119,974.67)    (27,467.83)    (147,442.50)
           MARCH                  (181,208.05)    (30,097.33)    (211,305.38)
                               -----------------------------------------------
           TOTAL                 ($373,804.12)   ($95,986.14)   ($469,790.26)
                               ===============================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
           JANUARY                 $66,194.55      $9,482.31      $75,676.86
           FEBRUARY                 57,923.19      11,880.61       69,803.80
           MARCH                    61,776.86      12,118.90       73,895.76
                               -----------------------------------------------
           TOTAL                  $185,894.60     $33,481.82     $219,376.42
                               ===============================================

      TOTAL EXPENDITURES
           JANUARY                $292,899.77     $15,207.39     $308,107.16
           FEBRUARY                322,582.37      79,788.17      402,370.54
           MARCH                   211,605.64      29,457.32      241,062.96
                               -----------------------------------------------
           TOTAL                  $827,087.78    $124,452.88     $951,540.66
                               ===============================================


C. COMPUTATION OF COST RATIO       SWEPCO           PSO            TOTAL
      JANUARY 1997
           DIRECT LABOR            $42,637.26      $6,107.17      $48,744.43
           COST RATIO               87.47%          12.53%         100.00%

      FEBRUARY 1997
           DIRECT LABOR            $55,138.87     $11,312.73      $66,451.60
           COST RATIO               82.98%          17.02%         100.00%

      MARCH 1997
           DIRECT LABOR            $51,079.53     $10,018.37      $61,097.90
           COST RATIO               83.60%          16.40%         100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 6th day of May, 1997.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By   /S/  R. RUSSELL Davis
                                        R. Russell Davis
                                        Controller and
                                   Chief Accounting Officer

                                  INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    NUMBER                          EXHIBIT                             METHOD


      1            January 1997 statement furnished by SWEPCO to      Electronic
                      PSO detailing PSO's rail car charges


      2            February 1997 statement furnished by SWEPCO to     Electronic
                      PSO detailing PSO's rail car charges


      3            March 1997 statement furnished by SWEPCO           Electronic
                      to PSO detailing PSO's rail car charges